Hogan Lovells US LLP 8350 Broad St. 17th Floor Tysons, VA 22102 T +1 703 610 6100 F +1 703 610 6200 www.hoganlovells.com

August 12, 2020

CONFIDENTIAL SUBMISSION

VIA EDGAR

Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	SkyWater Technology, Inc. Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of CMI Acquisition, LLC, a Delaware limited liability company that plans to convert into a Delaware corporation and change its name to SkyWater Technology, Inc. (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”), for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Company qualifies as an “emerging growth company” within the meaning of the JOBS Act. A public filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

Please direct all notices, comments and communications with respect to this confidential submission to the following:

Kevin K. Greenslade

Hogan Lovells US LLP

8350 Broad St.

17th Floor

Tysons, VA 22102

Telephone: 703-610-6189

Email: kevin.greenslade@hoganlovells.com

Should you have any questions regarding this submission, please do not hesitate to contact me at 703-610-6189 or kevin.greenslade@hoganlovells.com.

Very truly yours,

/s/ Kevin K. Greenslade

Kevin K. Greenslade

cc:	Thomas Sonderman, President, SkyWater Technology Foundry, Inc. Steve Manko, Chief Financial Officer, SkyWater Technology Foundry, Inc. William J. Curtin, Partner, Hogan Lovells US LLP